Exhibit 99.1

Catalyst Paper to reduce executive team and increase operational focus

RICHMOND, BC, Nov. 21, 2013 /CNW/ - As part of its plan to improve cost competitiveness, Catalyst Paper (TSX:CYT) will reduce the size of its executive team by three positions. In addition, each mill general manager will report directly to the CEO to increase the focus on operational excellence and safety performance.

"Our focus on operational efficiency requires that enterprise support costs be reduced wherever possible including at the leadership level. The commitment, flexibility, and contributions of the three individuals who are leaving Catalyst is commendable as we make these necessary changes," said Joe Nemeth, President and Chief Executive Officer.

Bob Lindstrom, Vice President, Supply Chain, Energy and Information Technology will retire from the company on December 31, 2013.  Bob joined Catalyst in 1980 and has been extensively involved in strategic, operational and industry initiatives during a 30-year career with the company.

Lyn Brown, Vice President, Marketing and Corporate Responsibility, will leave the company on December 31, 2013. Lyn joined Catalyst in 2004 and led the company's sustainability and stakeholder engagement programs.

David Adderley, Vice President and General Counsel, will leave the company on March 31, 2014.  David joined Catalyst in 2010 and guided the company through its restructuring process under the Companies' Creditors Arrangement Act in 2012 and the sale of non-core assets in 2013 in connection with the restructuring.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Media:
Lyn Brown
Vice-President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 20:17e 21-NOV-13